Exhibit 21.1

Subsidiaries of The Gymboree Corporation

1.	Gymboree Manufacturing, Inc., a California corporation.

2.	Gym-Mark, Inc., a California corporation.

3.	Gymboree Retail Stores, Inc., a California corporation.

4.	Gymboree Play Programs, Inc., a California corporation.

5.	Gymboree Operations, Inc., a California corporation.

6.	Gymboree, Inc., a Canadian and Delaware corporation.

7.	Gymboree Island, LLC, a Puerto Rico limited liability company.

8.	Gym-Card, LLC, a Virginia limited liability company.

9.	S.C.C. Wholesale, Inc., a California corporation.

10.	Gymboree Australia Pty. Ltd, an Australian proprietary limited company.